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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 3 TO
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 WRP Corporation
                        (formerly known as MBf USA, Inc.)
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   025480 104
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                                 (CUSIP Number)

                                   Carol Chan
                                    Plaza MBf
                           No. 8, Jalan Yap Kwon Seng
                          50450 Kuala Lumpur, Malaysia
                                 (603) 267-8800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 7, 1999
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             (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: [ ]


                                Page 1 of 6 pages



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CUSIP NO. (025480 104)                                        Page 2 of 6 pages
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       1)    Names of Reporting Persons I.R.S. Identification Nos. of
             Above Persons

             MBf International Limited

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       2)    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)   [  ]

             (b)   [  ]

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       3)    SEC Use Only

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       4)    Source of Funds:  Not applicable

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       5)    Check if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)  [  ]

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       6)    Citizenship or Place of Organization:  Hong Kong

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Number of Shares           (7)    Sole Voting Power             0
Beneficially Owned
by Each Reporting          ----------------------------------------------------
Person With
                           (8)    Shared Voting Power           0

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                           (9)    Sole Dispositive Power        0

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                           (10)   Shared Dispositive Power      0

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CUSIP NO. (025480 104)                                        Page 3 of 6 pages
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       11)   Aggregate Amount Beneficially Owned by Each Reporting Person: 0

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       12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions):  [   ]

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       13)   Percent of Class Represented by Amount in Row (11): 0%

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       14)   Type of Reporting Person (See Instructions):  CO


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CUSIP NO. (025480 104)                                        Page 4 of 6 pages

ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.01 per share par value, of WRP Corporation, formerly known as MBf USA, Inc. (the "Issuer").

     The name and address of the principal executive offices of the Issuer are:

         WRP Corporation
         500 Park Blvd., Suite 1260
         Itasca, Illinois  60143

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name:                         MBf International Limited
                                       ("MBf International")

     (b) Business and Principal        17th Floor, One Pacific Place
            Office Address:            88, Queensway
                                       Hong Kong

     (c) MBf International is a subsidiary of MBf Holdings Sdn. Bhd., a Malaysian publicly traded company. MBf International is an investment holding company.

     (d) During the last five years, MBf International was not convicted in a criminal proceeding.

     (e) During the last five years, MBf International was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

     (f) MBf International is a Hong Kong corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Not applicable; MBf International has disposed of all of the Class A Common Stock of the Issuer which it owned.

ITEM 4.  PURPOSE OF TRANSACTION.

     On January 7, 1999, MBf International sold all of its shares of Class A Common Stock in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     MBf International no longer owns equity interest in the Issuer.


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CUSIP NO. (025480 104)                                        Page 5 of 6 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There is no change in the disclosure previously set forth in this Item in Amendment No. 2 to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None.



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CUSIP NO. (025480 104)

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MBf International Limited



                                          By: /s/ Yap Boon Teck
                                              ---------------------------------
                                              Its: President
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February 12, 1999